UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Equinox Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

29446Y502
(CUSIP Number)

Mubadala Investment Company PJSC
Attention: Andre C. Namphy
P.O. Box 45005
Al Mamoura Building A
Intersection of Muroor Road and 15th Street
Abu Dhabi
United Arab Emirates
+971 2 413 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 29446Y502

1	NAME OF REPORTING PERSONS Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1) Includes 20,000,000 common shares of Equinox Gold Corp. (the “Issuer”) issuable upon the conversion of $130 million principal amount of the Issuer’s 4.75% convertible notes due 2025.
(2) Based on 453,489,047 of the Issuer’s common shares outstanding as of October 4, 2024, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) on October 4, 2024, which includes  24,761,905 common shares issued upon conversion of $130 million principal amount of the Issuer’s 5.00% convertible notes due 2024.

SCHEDULE 13D
CUSIP No. 29446Y502

1	NAME OF REPORTING PERSONS Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1) Includes 20,000,000 common shares of the Issuer issuable upon the conversion of $130 million principal amount of the Issuer’s 4.75% convertible notes due 2025.
(2) Based on 453,489,047 of the Issuer’s common shares outstanding as of October 4, 2024, as reported in the Issuer’s prospectus supplement filed with the SEC on October 4, 2024, which includes 24,761,905 common shares issued upon conversion of $130 million principal amount of the Issuer’s 5.00% convertible notes due 2024.

SCHEDULE 13D
CUSIP No. 29446Y502

1	NAME OF REPORTING PERSONS MDC Industry Holding Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1) Includes 20,000,000 common shares of the Issuer issuable upon the conversion of $130 million principal amount of the Issuer’s 4.75% convertible notes due 2025.
(2) Based on 453,489,047 of the Issuer’s common shares outstanding as of October 4, 2024, as reported in the Issuer’s prospectus supplement filed with the SEC on October 4, 2024, which includes 24,761,905 common shares issued upon conversion of $130 million principal amount of the Issuer’s 5.00% convertible notes due 2024.

SCHEDULE 13D
CUSIP No. 29446Y502

1	NAME OF REPORTING PERSONS Ninety Fourth Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC, and MDC Industry Holding Company LLC with the Securities and Exchange Commission (the “SEC”) on March 13, 2020 (the “Schedule 13D”), as amended by Amendment No. 1 filed on October 7, 2024.  This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On October 9, 2024, the previously disclosed Share Sale closed (the “Closing”), and Ninety Fourth Investment Company disposed of the 24,761,905 Offered Shares to the Underwriter.

As a result of the Closing and resultant reduction in beneficial ownership of Common Shares of the Issuer by the Reporting Persons, the Reporting Persons no longer have a right to designate one individual to be nominated for election as a director of the Issuer at each meeting of the shareholders of the Issuer at which directors are to be elected.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 453,489,047 of the Issuer’s Common Shares outstanding as of October 4, 2024, as reported in the Issuer’s prospectus supplement filed with the SEC on October 4, 2024, which includes 24,761,905 Common Shares issued upon conversion of $130 million principal amount of the Issuer’s 5.00% convertible notes due 2024.  MDC Industry Holding beneficially owns the 20,000,000 Common Shares issuable upon conversion of the $130 million principal amount of the Issuer’s 4.75% convertible notes due 2025 that it directly holds.  Ninety Fourth Investment Company no longer directly holds or beneficially owns any Common Shares of the Issuer.  Mubadala and Mamoura directly or indirectly wholly own each of MDC Industry Holding and Ninety Fourth Investment Company, and therefore Mubadala and Mamoura may each be deemed to indirectly beneficially own the Common Shares beneficially owned by each of MDC Industry Holding and Ninety Fourth Investment Company.

(c) The information in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares of the Issuer beneficially owned by the Reporting Persons.

(e) On October 9, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Information in Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2024

Mubadala Investment Company PJSC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

Mamoura Diversified Global Holding PJSC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

MDC Industry Holding Company LLC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory

Ninety Fourth Investment Company LLC

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorized Signatory